UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for March, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | APPOINTMENT OF AN INDEPENDENT
NON-EXECUTIVE DIRECTOR AND MEMBER OF THE AUDIT COMMITTEE

Sasol Limited
(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol or the Company)

APPOINTMENT OF AN INDEPENDENT NON-EXECUTIVE DIRECTOR AND
MEMBER OF THE AUDIT COMMITTEE

In compliance with section 3.59(a) of the Listings Requirements, shareholders are advised of the appointment of Ms Katherine Harper, a national of the United States of America, as an independent non-executive director of the Company and a member of the Audit Committee, with effect from 1 April 2020.

Ms Harper is the Chief Financial Officer of BDP International, a leading privately-held global logistics and transportation solutions company. She also serves as a non-executive director for the American Lung Association. Previously, Ms Harper was
the Executive Vice President and Chief Financial Officer of AgroFresh Solutions, a
produce freshness solutions company. She also served as the Senior Vice
President and Chief Financial Officer of Tronox and as a non-executive director of
Tronox Group companies in the United Kingdom, Australia and South Africa.

Prior to joining Tronox, Ms Harper held various executive roles in the Rio Tinto
Group. They include serving as the Chief Financial Officer of Hydrogen Energy
International, Vice President of the Transformation, Business Support and
Operations Group and, finally, as the Chief Financial and Business Development
Officer of the Diamonds and Minerals Group. Further, Ms Harper served as a non-executive director of Rio Tinto’s South African subsidiary, Richards Bay Minerals.
Ms Harper also held executive roles in a speciality chemicals manufacturer, General
Chemical Corporation, in corporate finance and as a Business Controller.

Ms Harper holds a Bachelor of Science degree in Industrial Management and a
Master of Business Administration degree, both from Carnegie Mellon University, USA.

Sasol’s Chairman, Mr Sipho Nkosi, said: “We are delighted to welcome Ms Katherine
Harper to our Board. She brings skills, expertise and experience in, amongst others, mining, chemicals, low carbon energy and finance, which will contribute to the diversity of the Board. We look forward to Ms Harper’s contribution to the Board’s focus to reset Sasol to be resilient even in a sustained low oil price environment and to implement our climate change strategic objectives.”

19 March 2020
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 March 2020
By: /s/ M M L Mokoka
Name: M M L Mokoka
Title: Company Secretary